NetWire LLC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2023	For the Period June 22, 2022 (Inception) to December 31, 2022
Revenue	$ -	$ -
Expenses:		
Consulting expense	0	1,300,000
Total expenses	-	1,300,000
Net loss before taxes	-	(1,300,000)
Income tax expense	-	-
Net loss	$ -	$ (1,300,000)